

October 27, 2022

Sizhen Wang
Chief Executive Officer
Genetron Holdings Limited
1-2/F, Building 11, Zone 1
No. 8 Life Science Parkway
Changping District, Beijing, 102206
People's Republic of China

Re: Genetron Holdings Limited
      Annual Report on Form 20-F
      Response dated September 30, 2022
      File No. 001-39328

Dear Sizhen Wang:

We have reviewed your September 30, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2022 letter.

Annual Report on Form 20-F

Introduction, page iii

1. We note your response to prior comment 1. Please ensure that your disclosure in future reports clarifies that the legal and operation risks associated with operating in China also apply to operations in Hong Kong and/or Macau. To the extent you have operations in Hong Kong or Macau, please also ensure that you provide additional disclosure related to the enforceability of civil liabilities in these jurisdictions.

You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Xuelin Wang